Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES LONG-TERM TIME CHARTERS FOR TWO SUEZMAX NEWBUILDING TANKERS DELIVERING IN 2028 AND 2029

ATHENS, GREECE, April 16, 2026 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that it has entered into time charter agreements with Repsol Trading S.A. (“Repsol”) for its two previously announced 158,000 dwt Suezmax tanker newbuilding vessels (the “Vessels”) under construction in China, by China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd.

Under the agreements, the first vessel has been chartered for a period of seven (7) years (±30 days) at a daily hire rate of US$35,000, while the second vessel has been chartered for a period of five (5) years (±30 days) at a daily hire rate of US$36,850, payable monthly in advance. The Vessels are expected to be delivered from the shipyard to the Company in October 2028 and May 2029 and will commence their respective charters with Repsol upon their delivery.

Commenting on the agreements, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“Following the entry into our Suezmax tanker newbuilding contracts in early March, we are pleased to announce that we have now secured long-term employment for both vessels well in advance of their delivery. These agreements mark a further expansion of our relationship with Repsol Trading S.A., a major global energy company. The modern, fuel-efficient, and environmentally friendly specifications of these scrubber-fitted vessels contributed to securing long-term employment on attractive terms, reflecting both the positive fundamentals of the Suezmax market and confidence in our operational capabilities.

“Revenues secured from these charters will cover the majority of the vessels’ acquisition cost and add significant earnings visibility, increasing the Company’s total fleetwide contracted revenue to approximately US$471 million from US$317 million, based on the minimum duration of each charter and as of the beginning of April 2026. Our average contract duration is now 2.8 years and our contracted days are 89.5%, 76.9%, 68.6%, 56.4% and 46.8% for 2026, 2027, 2028, 2029 and 2030, respectively, thereby reducing the charter rate required to breakeven on our open days. Effectively all our modern vessels are now operating under long-term fixed charter rate contracts. This is coupled with our remaining vessels operating under shorter-term charters, two of which are scheduled for renewal this year in an extremely tight market for prompt tanker vessel capacity.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts including with respect to employment of our fleet and vessel deliveries. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war in the Middle East, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.